

August 10, 2011

<u>Via Facsimile</u>
Ms. Pamela Thompson
Chief Financial Officer
Consolidation Services, Inc.
2300 W. Sahara Avenue, Suite 800
Las Vegas, NV   89102

> **Re:** **Consolidation Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 17, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 15, 2010**
> **File No. 333-142105**

Dear Ms. Thompson:

We have reviewed your response dated July 26, 2011 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2010
Note 6. Subsequent Events, page 13
Form 10-Q for the quarterly period ended June 30, 2010
Note 8 – Acquisitions, page 13

1. We note your responses to comment one and two of our letter dated June 15, 2011. We are not persuaded that your adjustments reported for the net assets acquired resulting in a reduction in fair value of over $3 million is due to new information obtained about facts and circumstances that existed as of the acquisition date on April 1, 2010.

- For example, the support equipment was originally valued at $656,930. The scope of the appraisal clearly stated "[t]he value indicated in this appraisal is not the true market value as of today." The appraisal was dated May 24, 2010. The appraisal disclosed "The value determined in this report is the value of the said equipment at the time of purchase. To determine value of equipment, invoices were used documenting the price of said equipment upon time of purchase. For any equipment with no invoice, a direct phone call to suppliers were made to determine value." We note the invoices used were dated in 2007. You revised the reported value of the equipment to $735,000 and the appraiser changed his report to state that he concluded "[t]he fair value of all equipment on the date of purchase is: $735,000." The scope of the appraisal was changed to state that the market value of equipment is as of May 24, 2010.

- Your original third party reserve valuation was based on undiscounted cash flows and was used by you to report a fair value of $7,421,910 for the assets acquired. In response to our comment two of our letter dated February 11, 2011 requesting how you applied the guidance under FASB ASC 820-10-35 to support your valuation of $7,421,910 you instead provided a new valuation reflecting fair value of the assets of $4,355,170 excluding goodwill of $10,912,035.

- The additional financing considered in the April 1, 2010 reserve report to finance the Grayson acquisition and expansion of the wells referred to in your response is information that results from events occurring after the acquisition date. See FASB ASC 805-0-25-18 and 805-10-30-3.

Please amend your periodic reports to provide disclosure of your correction of this error. Please see FASB ASC 250-10-50-7 to 10.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief